Exhibit 99.5

NEWS RELEASE

MegaWest Files Annual Financial Statements

Calgary, Alberta; September 2, 2008 (OTC BB: MGWSF) (Cusip: #585168 107) – MegaWest Energy Corp, (the “Company” or “MegaWest”), an independent oil and gas company, specializing in non- conventional oil and gas projects with a focus in North American heavy oil, is pleased to announce the filing of its annual financial statements, management’s discussion and analysis and annual report on Form 20-F.

Some of the milestones the Company has achieved this past year and to date include:

•	Increased Company acreage by 108%, to 146,000 gross acres since last fiscal year end;
•
An independent reserves and resource evaluation was completed to confirm oil prospectivity on the Company’s lands in Missouri, Kansas and Kentucky. In that report, the best estimate contingent resource was estimated at 305 million barrels petroleum initially-in-place (PIIP) and the best estimate prospective resource was estimated at 220 million barrels PIIP across a combined 44,500 acres of the Company’s leases (as described in the Company’s August 14, 2008 press release);

•
Demonstrated oil production from the Chetopa, Kansas pre-commercial project that yielded over 11,500 barrels of oil sales with field gate pricing in excess of 80% of West Texas Intermediate (WTI) posted price;

•	Drilled 72 exploration and delineation wells in Missouri, Kentucky and Texas with a 67% success rate;
•	Drilled 120 development, service and observation wells in Missouri with a 100% success rate;
•	Constructed, commissioned and in August 2008 commenced oil sales from the 500 barrels of oil per day Marmaton River project in Missouri;
•	Completed drilling and made significant progress on construction of the Grassy Creek project in Missouri, our second 500 barrels of oil per day project;
•
Acquired the Teton, Loma and Devils Basin prospects in Montana totaling 42,650 gross unproved acres. 2-D seismic has recently been acquired over the existing Teton and Loma prospects and processing is underway; and

•	Completed a $16,050,000 equity private placement of 26,750,000 common shares to fund capital activities for the remainder of calendar 2008.

The Company’s Chairman and CEO, George Stapleton stated, “I am pleased with our progress and accomplishments in our first full year operating as an oil and gas company. Looking forward, we remain focused on creating shareholder value by establishing commercial production and cashflow from our core areas of Missouri, Kansas and Kentucky, converting our resource base to reserves and continuing to advance our high impact exploration prospects in Montana and Kentucky”.

The Company’s Canadian filings can be found at www.sedar.com and U.S. Form 20-F filing at www.sec.gov.

MegaWest is continuing to aggressively execute its business plan to add shareholder value. MegaWest seeks to prove up significant resources and achieve early production from its heavy oil properties. MegaWest owns or has the right to earn an interest in over 146,000 acres in Missouri, Kansas, Kentucky, Montana and Texas. MegaWest’s strategy for growth is underpinned by three converging market factors;
the need for security of energy supply in North America, the current high world oil price, and the new technical developments in commercial thermal recovery of heavy oil.

ON BEHALF OF THE BOARD OF DIRECTORS
George T. Stapleton, II, CEO

For further information please visit the Company’s Website at www.megawestenergy.com.

Investor Relations:

Investor Relations Kelly Sledz MegaWest Energy 1.403.984.6342 info@megawestenergy.com	Public Relations Nancy Tamosaitis Vorticom Inc. 1.212.532.2208 nancyt@vorticom.com

Notes:
The following are excerpts from the definitions of resources and reserves, contained in Section 5 of the COGE Handbook, which is referenced by the Canadian Securities Administrators in “National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities”.

A.          Fundamental Resource Definitions
Total Petroleum Initially-In-Place (PIIP) (formerly referred to as Original Oil-in-Place or OOIP) is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered (equivalent to “total resources”).

Discovered Petroleum Initially-In-Place (equivalent to discovered resources) is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of discovered petroleum initially in place includes production, reserves, and contingent resources; the remainder is unrecoverable.

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are further classified according to the level of certainty associated with the estimates and may be sub-classified based on development and production status. Other criteria that must also be met for the classification of reserves are provided in [Section 5.5 of the COGE Handbook].

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status. [Criteria for determining commerciality are further detailed in the COGE Handbook Section 5.3.4].

Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be sub-classified based on project maturity.

B.          Uncertainty Categories for Resource Estimates
The range of uncertainty of estimated recoverable volumes may be represented by either deterministic scenarios or by a probability distribution. Resources should be provided as low, best, and high estimates as follows:

Low Estimate: This is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.

Best Estimate: This is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.

High Estimate: This is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

This approach to describing uncertainty may be applied to reserves, contingent resources, and prospective resources. There may be significant risk that sub-commercial and undiscovered accumulations will not achieve commercial production. However, it is useful to consider and identify the range of potentially recoverable quantities independently of such risk.

C.          Commercial Risk Applicable to Resource Estimates
Estimates of recoverable quantities are stated in terms of the sales products derived from a development program, assuming commercial development. It must be recognized that reserves, contingent resources, and prospective resources involve different risks associated with achieving commerciality. The likelihood that a project will achieve commerciality is referred to as the “chance of commerciality.” The chance of commerciality varies in different categories of recoverable resources as follows:

Reserves: To be classified as reserves, estimated recoverable quantities must be associated with a project(s) that has demonstrated commercial viability. Under the fiscal conditions applied in the estimation of reserves, the chance of commerciality is effectively 100 percent.

Contingent Resources: Not all technically feasible development plans will be commercial. The commercial viability of a development project is dependent on the forecast of fiscal conditions over the life of the project. For contingent resources the risk component relating to the likelihood that an accumulation will be commercially developed is referred to as the “chance of development.” For contingent resources the chance of commerciality is equal to the chance of development.

Prospective Resources: Not all exploration projects will result in discoveries. The chance that an exploration project will result in the discovery of petroleum is referred to as the “chance of discovery.” Thus, for an undiscovered accumulation the chance of commerciality is the product of two risk components — the chance of discovery and the chance of development.

Forward-Looking Statement Disclaimer
We claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

This document contains statements about expected or anticipated future events and financial results regarding cashflow that are forward- looking in nature (collectively, “forward-looking statements”). When used in this document, the words “could”, “expect”, “plan”, “estimate”, “intend”, “may”, “potential”, “should”, and similar expressions relating to matters that are not historical facts are forward-looking statements. Although the Company believes that the assumptions underlying, and expectations reflected in, these forward-looking statements are reasonable, such statements involve risks and uncertainties that could cause actual results or outcomes to differ materially from those forward- looking statements. Important factors that could cause the results or outcomes discussed herein to differ materially from those indicated by these forward-looking statements include, among other things: (a) the lack of additional financing to fund the Company’s exploration activities and continued operations, including lack of capital. (b) fluctuations in foreign exchange and interest rates; (c) the number of competitors in the oil and gas industry with greater technical, financial and operations resources and staff; (d) fluctuations in world prices and markets for oil and gas, including the heavy oil differential, due to domestic, international, political, social, economic and environmental factors beyond our control;

(f)          changes in government regulations affecting oil and gas operations and the high compliance cost with respect to governmental regulations;

(g)          potential liabilities for pollution or hazards against which the Company cannot adequately insure or which the Company may elect not to insure; (h) the Company's ability to hire and retain qualified employees and consultants or to access needed equipment and supplies critical to the success of Marmaton River and Grassy Creek project; (i) operational risks in exploration and geological, development and production, including those related to the Marmaton River and Grassy Creek project; and (j) other factors beyond the Company’s control. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.